WeFunder 2024 Crowdfunding Communications Plan

Link to comms items on Monday.com	*Karissa to populate*

Project Details

Background	As part of our ongoing commitment to revolutionize the residential solar and storage industry, Powur is launching a groundbreaking crowdfunding initiative that empowers our network to become significant equity holders in our company. This opportunity, unveiled during Powur World in Orlando, allows stakeholders to invest in our mission at a critical time for the U.S. solar market. With a goal of raising $5 million through Reg D and Reg CF, we aim to leverage our proven resilience and strategic approach to capture substantial market share, paving the way for our anticipated IPO and long-term growth. https://wefunder.com/powur
Communication Objectives	• Raise Awareness: Inform all stakeholders about the crowdfunding initiative and the opportunity to invest in Powur. • Encourage Participation: Motivate current sellers, partners, and prior investors to participate in the crowdfunding campaign. • Promote FOMO: Create a sense of urgency around the investment opportunity, emphasizing limited time and the potential for significant returns. • Highlight Success: Showcase Powur's track record, growth potential, and market position to build investor confidence. • Engage Influencers: Activate ambassadors and industry influencers to help promote the campaign to their networks.
Audience	See Key Points to Communicate
Hard Launch Date	September 21
Executive Sponsor	Jonathan Budd
Internal Project Owner/SME	Cami Boehme, Karissa J Grant
Internal Players	
Comms Owner	Karissa J Grant
Comms Players	
External Contacts	Leo Arias

Key Points to Communicate

AUDIENCE	MESSAGING
General Brand	• Highlight Powur's mission to revolutionize the residential solar and storage industry and our commitment to a sustainable future. • Emphasize Powur's unique position as a leading platform with over $1.1 billion in total revenue and significant market share, showcasing resilience amid industry challenges. • Reinforce the importance of community and collaboration, as nearly 50% of Powur's cap table consists of stakeholders from within our network. • Communicate the current crowdfunding initiative as a rare opportunity for individuals to become equity holders in a rapidly growing company with a projected $10 billion valuation. • Encourage participation in the crowdfunding campaign, stressing that investing in Powur is not just a financial decision but a commitment to the clean energy movement and a sustainable future.
Sellers/Enterprise	• Highlight the unprecedented opportunity for sellers to become equity holders in Powur, reinforcing their role as critical partners in the company's future and growth. Empowering them through equity. • Emphasize how Powur continues to excel even in a challenging market environment, positioning the company for success as it enters a new phase of growth in the solar industry. • Share Powur's ambitious long-term vision to reach a $10 billion valuation within the next decade, and how every seller can contribute to and benefit from this journey. • Detail the perks associated with investing, which can enhance their experience as stakeholders and highlight the emotional satisfaction of supporting a sustainable future.
Leaders	• Encourage seller leaders to exemplify a commitment to Powur's mission, inspiring their teams to participate in the crowdfunding initiative as a testament to shared values. • Discuss the strategic advantages of Powur's business model, which positions the company for rapid growth and fosters resilience among contractors even amid economic fluctuations. • Stress the importance of unity within the Powur network and how investment from seller leaders can enhance Powur's community-focused approach and drive success collectively. • Outline how seller leaders can promote this initiative within their networks, encouraging larger investments while solidifying their leadership role in the Powur movement.
Build Partners (Installers & Roofers)	• Highlight the essential role build partners play in Powur's growth, emphasizing how their involvement in the crowdfunding initiative can strengthen their partnership with Powur. • Communicate Powur's strategy to capitalize on market challenges faced by competitors, ensuring build partners benefit from increased opportunities and streamlined operations.

	• Reinforce the idea that as Powur grows, so too do the opportunities for build partners to thrive alongside the company in this evolving landscape. • Detail the potential for financial and operational advantages resulting from this initiative, encouraging build partners to see investment as a means to enhance their business.
Company Partners (Finance/Product)	• Emphasize the importance of collaboration with financial and product partners to create a solid foundation for Powur's expansion and success in the solar industry. • Detail how the current crowdfunding initiative positions Powur to gain significant market share, with financial partners benefitting from increased collaboration opportunities as the company grows. • Share how the crowdfunding initiative serves as a pivotal moment for all stakeholders, encouraging financial partners to actively participate and contribute their expertise for shared success. • Align the goals of Powur with the strategic objectives of financial and product partners, creating a unified vision that drives sustainable growth for all.
Employees	• Highlight how employee participation in the crowdfunding initiative allows them to contribute to the company's growth, aligning their personal values with Powur's mission to create a cleaner future. • Foster a culture of ownership by inviting employees to become investors, which can deepen their commitment and connection to Powur's vision and future success. • Encourage employees to share information about the crowdfunding campaign with their networks, transforming them into advocates for Powur's mission and encouraging community engagement. • Discuss how Powur's growth trajectory will create new opportunities for career advancement and personal growth, emphasizing the role of each employee in the company's success.
Prior Investors	• Share the successes achieved since their previous investment, reinforcing the positive trajectory of Powur and how their continued support can foster even greater growth. • Highlight the unique chance to invest again during this pivotal moment, emphasizing how early involvement can maximize returns as Powur aims for a $10 billion valuation. • Reinforce the alignment of values and vision between Powur and its investors, encouraging them to contribute to the clean energy movement through their investment. • Encourage prior investors to promote the crowdfunding campaign within their networks, leveraging their existing relationships to enhance Powur's growth and community impact.
WeFunder Followers (on the page updates)	• Emphasize the exciting opportunity to invest in a company poised for growth, with a vision to become a key player in the solar and storage market. • Highlight Powur's proven track record and unique business model that positions it for success amidst challenges facing competitors in the

	industry. • Encourage followers to take action by investing in Powur, reinforcing the belief that their involvement will contribute to a cleaner, more sustainable future. • Communicate the broader benefits of investing in Powur for the community, creating a narrative that combines personal financial growth with positive environmental impact.
Investors	• Present the solar and storage market as a rapidly growing opportunity with projected growth rates, highlighting how Powur is strategically positioned to capitalize on this trend. • Detail Powur's resilient business model and impressive financial track record demonstrate why this investment is a sound choice. • Reassure potential investors of Powur's commitment to achieving its ambitious goals, including significant market share growth and preparing for an IPO. • Outline the potential for significant returns on investment, highlighting how becoming a Powur investor is not only financially rewarding but also contributes to a vital mission in clean energy.
Preview Account	• Emphasize the preview account holders' unique opportunity to take the next step and become full Powur sellers, gaining access to an advanced platform designed for solar professionals. • Highlight Powur's recent innovations, including the COGS+ launch, which improves pricing transparency, accelerates project timelines and enhances overall seller efficiency. • Showcase Powur's exclusive partnerships with leading solar contractors, positioning the company for significant revenue growth and expanding market influence. • Present the opportunity for preview account holders to invest in Powur for the first time in over three years, aligning their interests with the company's future success. • Reaffirm that preview account holders can contribute to Powur's mission of driving the clean energy revolution by becoming sellers and investors and benefit from the company's continued innovation and expansion.
~~**Inactive Leads**~~	~~• Re-engage inactive leads by highlighting the renewed potential for investment in Powur, emphasizing the transformative changes in the company and the market.~~ ~~• Explain the compelling reasons to reconsider investing in Powur at this moment, including industry growth, company resilience, and the potential for high returns.~~ ~~• Share the importance of community engagement in promoting clean energy, inviting inactive leads to join the movement and make a positive impact.~~ ~~• Encourage these leads to take action and participate in the crowdfunding campaign, offering tailored support and answering questions to facilitate their investment decisions.~~

Required Assets

ASSET	LINK/DETAILS	RESPONSIBLE
Logo		
Product Images		*Who from our team? Third party?*
Homeowner Flier		
Videos		
Seller Testimonials		

Communication Channels

- ☐ Automated Triggered Comms
- ☑ Email - Standalone
- ☑ Email - Newsletter
- ☑ Email - Jonathan Budd
- ☐ Event
- ☐ Knowledge Base
- ☑ Landing Page/Website
- ☑ Leadership Council
- ☐ Marketing Center
- ☐ Powur Calendar
- ☐ Powur Platform Dashboard Update
- ☐ Powur Platform Pop-Up
- ☑ Powur Platform Promo Widget
- ☐ Press Release
- ☑ Social - Facebook Pioneers
- ☑ Social - Facebook
- ☐ Social - Instagram
- ☑ Social - LinkedIn
- ☑ Slack
- ☑ Text (SMS/MMS)
- ☐ Training/Certification
- ☑ Whatsapp
- ☐ Weekly Roundup (internal team)
- ☐ Zendesk Macro

Communication Summary & Cadence (W indicates the week #)

CHANNEL	TOPIC & TALKING POINTS	DATE
All Sellers/Enterprise Owners		
STANDALONE EMAIL W1	BREAKING NEWS: Become a Powur Owner Today!	Sep 21, 2024
NEWSLETTER W1	Weekly Newsletter Feature	Sep 23, 2024
NEWSLETTER W2	Weekly Newsletter Feature	Sep 30, 2024
STANDALONE W2	Your Next Big Opportunity with Powur: Become an Owner Today!	Oct 2, 2024
NEWSLETTER W3	Weekly Newsletter Feature	Oct 7, 2024

powur

STANDALONE W3	Time to Grow Join the 10x Journey with Powur	Oct 9, 2024
NEWSLETTER W4	Weekly Newsletter Feature	Oct 14, 2024
STANDALONE W4		Date
Homeowners		
STANDALONE W2	You Went Solar – Now Join Us in Growing Powur!	Oct 2, 2024
STANDALONE W3	Subject Line Here	Oct 10, 2024
Build Partners		
NEWSLETTER W1	Become a Powur Owner (feature in Rooftop Rundown)	Sep 27, 2024
STANDALONE EMAIL W1	Join Us in Growing Powur – Invest in Our Future Together.	Sep 27, 2024
STANDALONE W2	Become a Powur Owner and Share in Our Growth	Oct 2, 2024
STANDALONE W3	Time to Grow Join the 10x Journey with Powur	Oct 9, 2024
NEWSLETTER W3	Become a Powur Owner (feature in The Flash)	Oct 10, 2024
STANDALONE W4		Date
Preview Account Holders		
STANDALONE EMAIL W3	Subject Line Goes Here	TBD
Employees		
SLACK	#general message - Karissa/JB to post	TBD
Prior WeFunder Investors/Followers - On the page		
WEFUNDER PAGE	Updates - COGS+, Enterprise, Innovation	Oct 10, 2024
WEFUNDER PAGE		Oct 17, 2024
Investors/Shareholders - Email		
STANDALONE W1	Shareholder Update 9/30/24	Sep 30, 2024
STANDALONE W2	A Unique Opportunity to Grow Your Equity in Powur	Oct 3, 2024
		Date
Inactive Sellers		
STANDALONE W2	Come Back to the Powur Community as an Owner!	Oct 3, 2024
Social Media		

PAID ADS CAMPAIGN	[Powur CF Ads Campaign]	
SOCIAL PLAN	[Powur CF Social Media Content]	

Reference Doc: 5-Week Promo Plan (Leo)

Copy & Content Breakdown

Email - September 21 - All Sellers

Audience	*All Sellers* *From: Jonathan Budd*
Timeline & Cadence	*September 21st*
Subject Line	*BREAKING NEWS: Become a Powur Owner Today!*
Preheader Text	*Investing in our future.*
Responsible	*Karissa*
Additional Required Assets	*Header graphic*


powur
WEFUNDER
www.WeFunder.com/Powur
Go Now to Become an Owner!

Hi xNAMEx,

For those of you who were LIVE and in the room at Powur World in Orlando, you were the first to hear this game-changing announcement.

For the first time in over three years, Powur is offering an opportunity for our network to become significant equity holders in the business. This represents a rare opportunity to own equity in one of the nation's leading scaled platforms for residential solar & storage prior to an IPO (not guaranteed, but that is our plan).



ARE YOU READY TO BECOME A VISION HOLDER AND TRULY COMMIT TO THE FUTURE OF CLEAN ENERGY AND JOIN THE POWUR MOVEMENT?

CLICK HERE TO BECOME AN OWNER

Let's be real–we're in a critical moment in the U.S. solar industry, and Powur is seizing the opportunity to grow and gain market share. Even in the midst of these industry challenges, POWUR CONTINUES TO THRIVE! Our resilient model and strategic approach have set us up to succeed in this brand-new phase of industry growth.

We envision Powur becoming a $10 BILLION platform within the next decade, providing a range of products to make homes more eco-friendly, supporting our local contractors, and empowering a SUPREME number of sales professionals and organizations.

So, here's the breakdown:

- The minimum investment to become a Powur Owner is $250.
- The maximum investment is based on either your total investment or your net worth, which WeFunder will determine when you create your account.
- Becoming a Powur Shareholder is optional.

You must create an investor profile BEFORE you invest.

With our impressive track record, resilient business model and the game-changing foundational announcements to our platform this weekend, we are poised to grow and gain market share more than ever before.

What's your next steps?

1. Create your WeFunder.com profile.
2. Register as an investor.
3. Select your investment amount.
4. Sign your documents.
5. Choose your funding method.

Beyond the personal joy and fulfillment you'll feel in becoming an owner, when you invest, you'll also get Powur stock and a variety of special incentives and perks depending on the level at which you choose to invest.

It's simple–we are THE platform revolutionizing residential solar and storage in America. You can be a part of that today by taking this HUGE opportunity to buy ownership of this amazing company.

BUTTON: BECOME AN OWNER TODAY
LINK: https://wefunder.com/powur

I could not be more excited for where this organization is going next, and the incredible opportunity to be the LEADING platform for Solar sales enablement and project fulfillment as America enters the mainstream adoption phase of these technologies. Here's to creating that future together!

Jonathan Budd

Email - September 27 - Build Partners

Audience	*Installer and Roofing*
Timeline & Cadence	*September 27th*
Subject Line	*Join Us in Growing Powur – Invest in Our Future Together.*
Preheader Text	
Responsible	*Leo/Karissa*
Additional Required Assets	*Header graphic*


powur
WEFUNDER
www.WeFunder.com/Powur
Go Now to Become an Owner!

Dear Powur Partner,

As one of Powur's essential build partners, your contribution has been key to delivering clean energy solutions to homeowners across the country. **Now, we're inviting you to be part of something even bigger.**

For the first time in over three years, Powur is offering an exclusive opportunity for our network to become equity holders in the business. This is a chance to deepen our partnership while benefiting from Powur's rapid growth. Despite the solar industry's challenges, Powur is strategically positioned to capitalize on these market shifts—opening doors for you to streamline operations and expand your business alongside us. With our strong financial foundation and strategic vision, this investment could offer ***significant*** long-term returns.

BUTTON: BECOME A POWUR OWNER - LINK: https://wefunder.com/powur

By investing in Powur, you not only stand to gain financial returns but also position yourself to ***thrive*** as we expand. We're offering you the chance to align your success with Powur's, ensuring that as we grow, so do the opportunities for you.

Here's a few things to keep in mind:

- The minimum investment to become a Powur Owner is $250.
- The maximum investment is based on either your total investment or your net worth, which WeFunder will determine when you create your account.
- Becoming a Powur Shareholder is optional.

You must create an investor profile BEFORE you invest.

Take a look at our Crowdfunding Campaign here to learn more about our BIG mission and to invest today. Together, we can continue revolutionizing the solar industry and expanding the opportunities for us both.

Thank you for your continued support. Thanks to partners like you, we've installed over 32,000 systems across America, preventing more than 3 billion pounds of CO2 from entering the atmosphere. And we're only getting started.

Jonathan Budd
Founder & CEO, Powur

Email - September 30th - All Shareholders - Mike L.


powur
Shareholder Update

Hi Powur Shareholders,

By now, most if not all of you are aware of the Wefunder and Reg D capital raises that Powur is currently executing. These equity raises required an increase of 5,000 shares in the total authorized common shares, as provided for in our Certificate of Incorporation. This increase was the minimum amount needed to support the $5M Wefunder CF raise.

The attached notification is simply for your records, no action is required. If you weren't aware of the raises and you have interest in additional Powur ownership, please visit wefunder.com/powur for more information.

Notice to Shareholders

Feel free to contact mike.lindmark@powur.com if you have any questions.

Thank You,

Powur Team

Email - October 2 - Homeowners

Audience	Homeowners
Timeline & Cadence	*October 2nd*
Subject Line	*You Went Solar – Now Join Us in Growing Powur!*
Preheader Text	
Responsible	*Leo/Karissa*
Additional Required Assets	*Header graphic*


powur
WEFUNDER
www.WeFunder.com/Powur
Your Chance to Invest in a Cleaner Tomorrow

Dear [Homeowner's Name],

First off, a huge thank you! By going solar with Powur, you've already made a massive impact. Together, we're accelerating the adoption of clean energy and moving toward a greener, more sustainable world.

We're excited to offer you something even bigger: a chance to invest in Powur! For the first time in over three years, we're opening up an opportunity for our customers to become equity holders in Powur. **Imagine, just as you've been part of the solar revolution, you can now help shape our future and share in our success!**

Since day 1, Powur has been about THE PEOPLE. We are owned by thousands of investors representing our customers, sellers, installers, employees, vendors, partners, close business contacts, and the networks that bind us all. Together, the crowd makes up almost 50% of Powur's cap table and is poised to benefit from the company's continued success massively. We have always believed it is a strategic advantage to have our ecosystem committed to the success of Powur.

BUTTON: BECOME A POWUR OWNER - LINK: https://wefunder.com/powur

Right now, you have an incredible chance to own a part of Powur at a lower price than our last fundraiser in 2021. As Powur continues to grow, this could lead to *meaningful returns for you down the road*. We aim to grow tenfold and achieve even bigger things in the future—and we'd love for you to join us on that journey!

This is your chance to join us in scaling clean energy nationwide. We've already installed over 32,000 systems and prevented more than 3 billion pounds of CO_2 from entering the atmosphere. And with your support, ***we're just getting started.***

Take a look at our Crowdfunding Campaign here to learn more and invest today! It's not just about supporting clean energy—it's about growing with us as we change the future.

Thanks again for being such an important part of the Powur community. Let's continue this journey together!

Jonathan Budd

Email - October 2 - Build Partners

Audience	*Installer* - *Roofers/Installers*
Timeline & Cadence	*October 2nd*
Subject Line	*Become a Powur Owner and Share in Our Growth*
Preheader Text	*Become an owner and share in our rapid growth!*
Responsible	*Leo/Karissa*
Additional Required Assets	*Header graphic*


powur
WEFUNDER
www.WeFunder.com/Powur
Go Now to Become an Owner!

Dear Powur Partner,

Your dedication and expertise have been crucial to Powur's remarkable success. While our pricing model and platform already offer some of the best margins in the industry, we want to take our partnership even further by inviting you to become an equity owner in this incredible company.

Last week, we launched Powur's 2024 Regulation Crowdfunding campaign, marking our first opportunity for equity ownership in over three years! This is a unique chance for you to share in Powur's growth and help shape the future of our industry together.

Since 2019, Powur has revolutionized the solar space with our direct-to-contractor model, offering transparent pricing, streamlined processes, and industry-leading payouts. By eliminating unnecessary layers and equipping our partners with the best tools and resources, we've built a platform that enables you to grow your business while delivering exceptional value to homeowners.

Our growth has been nothing short of extraordinary:

- Revenue skyrocketed with over $359M in 2023 alone
- Recognized as one of America's fastest-growing solar companies for four consecutive years
- Proven resilience through industry challenges, continuing to scale in both boom times and tough market conditions

This is a pivotal moment for Powur as we aim to become one of the top three residential solar companies in the U.S. We're financially strong, constantly innovating, and expanding our capabilities to stay ahead of the competition—and now we want you to be a part of this journey by becoming an owner.

You can find all the details of our current offering, including special perks for Regulation CF and Regulation D accredited investors here.

INVEST IN POWUR TODAY!

Thank you for being such a vital part of our success. Together, we're reshaping the future of solar and creating lasting opportunities for everyone.

Jonathan Budd
Founder & CEO, Powur

Email - October 2 - All Sellers

Audience	*All Sellers* *From: Jonathan Budd*
Timeline & Cadence	*October 2nd*
Subject Line	*Your Next Big Opportunity with Powur: Become an Owner Today!*
Preheader Text	*.Join us on our path to rapid growth and own a part of Powur's future success.*
Responsible	*Karissa*
Additional Required Assets	*Header graphic*


powur®
WEFUNDER
www.WeFunder.com/Powur
Go Now to Become an Owner!

Hi xNAMEx,

Your hard work has been essential to Powur's incredible journey. While our pricing model and platform already offer you the best commissions in the industry, we want you to **win even bigger** by becoming an owner of this amazing company.

Last week, we announced Powur's 2024 Crowdfunding campaign, our first opportunity for equity ownership in over three years! This is your chance to deepen our partnership and share in Powur's rapid growth.

Since 2019, we've revolutionized the solar industry with our COGS+ pricing model and platform built for top solar professionals. By cutting out the middleman and providing industry-leading commissions, financing, and the tools to grow your business, we've built **the largest active network of solar sales professionals in the U.S. And YOU are a part of that.**

Here's how our revenue has skyrocketed:



Powur Revenue Growth
$400
$300
$200
$100
$0
$2M
$8M
$96M
$188M
$328M
$359M
2018
2019
2020
2021
2022
2023
YEAR
(Audited Financials)

Our growth has earned us recognition as one of **America's fastest-growing solar companies four years in a row.** Even the challenges the solar industry faced over the last 18 months haven't slowed us down. We've proven that our business model thrives not only in boom times but in tough times, too. **We're a hyper-efficient, scalable, resilient company** built to last.

Not only are we financially strong, but we've continued to **innovate** our products, refine our capabilities, and adapt swiftly to changing market conditions. We believe Powur is now **poised to become a top 3 residential solar company.**

Now, we want YOU to be part of this exciting journey. By investing, you'll not only help Powur continue to grow but also position yourself to benefit from our future success.

You can find all the details of our current offering, including special perks, below.

BUTTON: INVEST IN POWUR TODAY
LINK: https://wefunder.com/powur

Thank you for being an integral part of our success. Together, we're reshaping the future of clean energy and creating incredible opportunities for all of us.

To the top!

Jonathan Budd
Founder & CEO, Powur

SPANISH

Audiencia	*Todos los vendedores De: Jonathan Budd*
Línea de Tiempo y Cadencia	*2 de octubre*
Asunto:	*Nuestro crecimiento*
Texto de pre encabezado:	.
Responsable	*Karissa*
Activos Adicionales Requeridos	*Gráfico de cabecera*


powur
WEFUNDER
www.WeFunder.com/Powur
Go Now to Become an Owner!

Hola xNAMEx,

Tu arduo trabajo ha sido esencial para el increíble viaje de Powur. Aunque nuestro modelo de precios y plataforma ya te ofrecen las mejores comisiones de la industria, queremos que ganes aún más convirtiéndote en propietario de esta asombrosa empresa.

La semana pasada, anunciamos la campaña de Crowdfunding 2024 de Powur, ¡nuestra primera oportunidad de participación accionaria en más de tres años! Esta es tu oportunidad de profundizar nuestra asociación y compartir el rápido crecimiento de Powur.

Desde 2019, hemos revolucionado la industria solar con nuestro modelo de precios COGS+ y una plataforma diseñada para los mejores profesionales solares. Al eliminar intermediarios y ofrecer comisiones líderes en la industria, financiamiento y herramientas para hacer crecer tu negocio, hemos construido **la red activa más grande de profesionales de ventas solares en los EE.UU. Y TÚ eres parte de eso.**

Así es como nuestros ingresos se han disparado:


Powur Revenue Growth
$400
$300
$200
$100
$0
$2M
$8M
$96M
$188M
$328M
$359M
2018
2019
2020
2021
2022
2023
YEAR
(Audited Financials)

Nuestro crecimiento nos ha valido el reconocimiento como una de **las compañías solares de más rápido crecimiento de Estados Unidos cuatro años consecutivos.** Incluso los desafíos que enfrentó la industria solar en los últimos 18 meses no nos han ralentizado. Hemos demostrado que nuestro modelo de negocio prospera no solo en tiempos de auge, sino también en tiempos difíciles. **Somos una empresa hiper-eficiente, escalable y resiliente** construida para durar.

No solo somos fuertes financieramente, sino que hemos continuado **innovando** nuestros productos, refinando nuestras capacidades y adaptándonos rápidamente a las cambiantes condiciones del mercado. Creemos que Powur está ahora **a punto de convertirse en una de las 3 principales compañías de energía solar residencial.**

Ahora, queremos QUE seas parte de este emocionante viaje. Al invertir, no solo ayudarás a Powur a seguir creciendo, sino que también te posicionarás para beneficiarte de nuestro éxito futuro.

Puedes encontrar todos los detalles de nuestra oferta actual, incluyendo beneficios especiales, a continuación.

BOTÓN: INVIERTE EN POWUR HOY
ENLACE: https://wefunder.com/powur

Gracias por ser parte integral de nuestro éxito. Juntos, estamos remodelando el futuro de la energía limpia y creando oportunidades increíbles para todos nosotros.

¡Hasta la cima!

Jonathan Budd
Fundador y CEO, Powur

Email - October 3 - Shareholders

Audience	*All Sellers* *From: Jonathan Budd*
Timeline & Cadence	*October 3rd*
Subject Line	*A Unique Opportunity to Grow Your Equity in Powur*
Preheader Text	*Preheader*
Responsible	*Leo/Karissa*
Additional Required Assets	*Header graphic*


powur®
WEFUNDER
Own the Future: Together, We're Building Powur's Next Chapter

Dear [Shareholder's Name],

Thank you for being an integral part of Powur's journey and mission. Your investment has helped us grow and achieve remarkable milestones, and today, **we want to share an incredible opportunity to deepen your stake in Powur**.

Right now, we're offering investors the chance to buy into Powur at a $100 million valuation. Just three years ago, we sold equity at a $225 million valuation. But here's the exciting part: today, Powur is stronger, more efficient, and better positioned to capture a larger piece of the solar market in every way.

Why the lower valuation? Over the past 18 months, the solar industry has faced rising interest rates and changes to net metering policies. These macroeconomic factors impacted consumer financing and demand, affecting the entire industry and leading to lower valuations across the board.

Despite these challenges, Powur has proven its resilience. We have maintained one of the strongest financial positions in the U.S. solar industry. Our efficiency and ability to innovate have driven significant improvements in core unit economics, and we're now positioned to grow even more profitably in the evolving solar + storage market.

Since 2019, we've revolutionized the solar industry with our COGS+ pricing model and platform designed to empower top solar professionals. By cutting out the middleman, offering industry-leading commissions, and providing the tools to grow, we've built the largest active network of solar sales professionals in the U.S.

Take a look at our revenue growth:



Powur Revenue Growth
$400
$300
$200
$100
$0
$2M
$8M
$96M
$188M
$328M
$359M
2018
2019
2020
2021
2022
2023
YEAR
(Audited Financials)

This remarkable growth has earned us recognition as one of **Inc. 5000's fastest-growing solar companies four years in a row.** Despite challenging times for this industry and a 2024 revenue decline, we've proven our resilience by thriving, innovating our product offerings, and adapting swiftly to the market. We believe **Powur is now poised to become a top 3 residential solar company.**

By investing more, you're supporting our mission to accelerate clean energy adoption and positioning yourself to benefit even more from our future success.

If you are interested in playing a bigger part, now is the time to head to our WeFunder page and lock in your spot for 2024. You can find all the details of our current offering, including special perks, below.

BUTTON: GROW YOUR POWUR EQUITY TODAY
LINK: https://wefunder.com/powur

Please share our campaign with friends and family or on social media, and let's continue to drive Powur higher up the solar industry leaderboards!

As always, thank you for your continued support. We have installed over 32,000+ systems in customers' homes across America, stopping over 3 billion pounds of CO_2 from entering our atmosphere. We could not have done this without you! And the best part is, *we're just getting started*.

To our continued partnership,

Jonathan Budd
Founder & CEO, Powur

Email - October 2 - Inactive Sellers

Audience	*Inactive Leads* - *Inactive Sellers*
Timeline & Cadence	*October 2nd*
Subject Line	*Come Back to the Powur Community as an Owner!*
Preheader Text	*Don't Miss Out on Powur's New Growth Opportunity!*
Responsible	*Leo/Karissa*
Additional Required Assets	*Header graphic*


powur
WEFUNDER
Reignite Your Journey:
Become an Owner in Powur's Growth

Dear [Seller's Name],

We miss having you as part of the Powur community. Your contributions helped build the foundation of what Powur is today, and we truly value the role you played in our journey. Since you were last on the platform, Powur has undergone **transformative growth–as a company and a community.** Now, we're excited to invite you to rejoin us with an incredible new opportunity to come back as more than just a partner ***but as an owner.***

For the first time in over three years, Powur is offering equity through our 2024 Crowdfunding Campaign! This is your chance to reconnect and invest in the future of solar, sharing in the rewards as we grow. The solar market is expanding, and we're uniquely positioned to scale exponentially. Imagine being part of that growth, not just as a seller but as an owner with a stake in our success.

Since 2019, we've revolutionized the solar industry with our COGS+ pricing model and platform *designed specifically for top solar professionals like you*. By cutting out the middleman and offering industry-leading commissions, financing, and tools to grow your business, we've built the largest active network of solar sales professionals in the U.S.

Take a look at how our revenue growth has skyrocketed:


Powur Revenue Growth
$400
$300
$200
$100
$0
$2M
$8M
$96M
$188M
$328M
$359M
2019
2020
2021
2022
YEAR
(Audited Financials)

Powur's growth has earned us recognition as one of America's fastest-growing solar companies four years in a row. Our business model has proven **scalable and resilient** despite the solar industry's challenges over the last 18 months. Powur is financially strong and constantly innovating, and we believe we are well on our way to **becoming a top 3 residential solar company**.

We'd love to have you back as part of this exciting journey. By investing, you'll help Powur expand and position yourself to benefit from our future success. This is your moment to come back, reconnect, and be a part of something even bigger!

Click below to find the details of our current offering, including special perks below.

BUTTON: INVEST IN POWUR TODAY
LINK: https://wefunder.com/powur

We'd love to have you back in the Powur community, making an impact with us once again.

Let's grow together!

Jonathan Budd
Founder & CEO, Powur

Email - October 9 - All Sellers / Build Partners

Audience	*All Sellers* *From: Jonathan Budd*
Timeline & Cadence	*October 9th*
Subject Line	*Time to Grow: Join the 10x Journey with Powur*
Preheader Text	
Responsible	*Leo/Karissa*
Additional Required Assets	*Header graphic*


powur
WEFUNDER
Unlock Ownership: Join us on
the Path to Growth

Hi xNAMEx/Powur Warrior/Powur Partner,

We're entering a game-changing moment at Powur, and we want you to be part of it. Our goal is to **10x** the business, and thanks to our **Enterprise Program**, we're well on our way. The best part? *You can benefit from this growth, too!*

Our Enterprise Program is unlocking massive opportunities by partnering with the long tail of residential solar contractors across the U.S., a segment that makes up 65% of the total market!

And we've already started. We've secured **exclusive partnerships** with industry leaders **Hawaii Unified Industries** and **Prolux**. These two companies are tapping into the power of our platform and, together, are expected to generate over **$350M in revenue** for Powur over the next three years.

Here's what **Ryno Irwin**, CEO of Hawaii Unified Industries, had to say about partnering with us:

"In the first 12 months of partnering with Powur, we doubled our sales, reduced overheads, and increased profits. This exclusive partnership is set to boost our sales by another 50% over the next three years."

Click here to watch Ryno's full testimonial.

*And here is what **Nate Butterfield**, CEO of Prolux, said about our partnership:*
"With Powur's Enterprise platform, we've positioned ourselves for exponential growth. We're on track to 10x and dominate our market, with Powur backing our vision every step of the way."

Click here to learn more about our partnership with Prolux.

Imagine what we could achieve with three, ten, fifty, or even 100 more partnerships like these. Think of the **massive market share** Powur could capture if the **long tail of residential solar contractors** nationwide partnered with us!

The growth potential is exponential—and as we expand, so do the opportunities for you. This is your moment to be part of a company poised to reach a $10 billion valuation within the next decade.

For the first time in over three years, we're offering sellers the opportunity to **become equity holders** in Powur. This is your chance to invest in our growth and share in our future success!

Ready to seize this opportunity? You can find all the details of our current offering, including some exclusive perks, below.

BUTTON: INVEST IN POWUR TODAY →
LINK: https://wefunder.com/powur

Thank you for being such a critical part of our journey. Together, we'll continue leading the clean energy revolution.

Jonathan Budd
Founder & CEO, Powur

SPANISH

Audiencia	*Todos los vendedores De: Jonathan Budd*
Línea de Tiempo y Cadencia	*9 de octubre*

Asunto:	*Es hora de crecer: únete al viaje 10x con Powur*
Texto de pre encabezado:	.
Responsable	*Leo*
Activos Adicionales Requeridos	


powur
WEFUNDER
www.WeFunder.com/Powur
Go Now to Become an Owner!

Hola xNAMEx,

Estamos entrando en un momento decisivo en Powur, y queremos que seas parte de ello. Nuestro objetivo es multiplicar por 10 nuestro negocio, y gracias a nuestro **Programa Empresarial**, ya estamos en camino. ¿Lo mejor de todo? ¡Tú también puedes beneficiarte de este crecimiento!

Nuestro **Programa Empresarial** está desbloqueando oportunidades masivas al asociarnos con contratistas residenciales de energía solar, un segmento que representa el **65% del mercado total** en los Estados Unidos.

¡Y ya hemos comenzado! Hemos asegurado **asociaciones exclusivas** con líderes de la industria como **Hawaii Unified Industries** y **Prolux**. Estas dos compañías están aprovechando el poder de nuestra plataforma y, juntas, se espera que generen más de **$350 millones en ingresos** para Powur durante los próximos tres años.

Esto es lo que **Ryno Irwin**, CEO de Hawaii Unified Industries, dijo sobre asociarse con nosotros: *"En los primeros 12 meses de nuestra alianza con Powur, duplicamos nuestras ventas, redujimos costos operativos y aumentamos nuestras ganancias. Esta asociación exclusiva nos permitirá aumentar nuestras ventas en otro 50% en los próximos tres años."*

Haz clic aquí para ver el testimonio completo de Ryno.

Y esto es lo que **Nate Butterfield**, CEO de Prolux, comentó sobre nuestra alianza: *"Con la plataforma empresarial de Powur, nos hemos posicionado para un crecimiento exponencial. Estamos en camino de multiplicar por 10 nuestro negocio y dominar nuestro mercado, con Powur apoyando nuestra visión en cada paso del camino."*

Haz clic aquí para conocer más sobre nuestra alianza con Prolux.

Imagina lo que podríamos lograr con tres, diez, cincuenta o incluso 100 asociaciones más como estas. ¡Piensa en la enorme participación de mercado que Powur podría capturar si contratistas solares residenciales en todo el país se asociaran con nosotros!

El potencial de crecimiento es exponencial, y a medida que expandimos, también aumentan las oportunidades para ti. Este es tu momento para ser parte de una empresa que está destinada a alcanzar una valoración de $10 mil millones en la próxima década.

Por primera vez en más de tres años, estamos ofreciendo a nuestros vendedores la oportunidad de convertirse en **accionistas** de Powur. ¡Esta es tu oportunidad de invertir en nuestro crecimiento y compartir nuestro éxito futuro!

Encuentra a continuación todos los detalles de nuestra campaña actual, incluidos algunos beneficios exclusivos:

BOTÓN: INVIERTE EN POWUR HOY MISMO
[Enlace a WeFunder]

Gracias por ser una parte tan importante de nuestro crecimiento. Juntos, estamos remodelando el futuro de la energía limpia y creando oportunidades increíbles para todos nosotros.

Jonathan Budd
Fundador y CEO, Powur

Email - October 10 - Homeowners

Audience	*Homeowners*
Timeline & Cadence	*October 10th*
Subject Line	*Let's Amplify Your Impact!*

Preheader Text	*Discover new ways to maximize your contribution to a cleaner future.*
Responsible	*Leo/Karissa*
Additional Required Assets	*Header graphic*


powur
WEFUNDER
www.WeFunder.com/Powur
Your Chance to Invest in a Cleaner Tomorrow

Dear [Homeowner's Name],

Why did you go solar? Whether it was to save money or to positively impact the planet, we now have an opportunity for you to **multiply those results.**

We recently opened a new way to participate in our mission. You can **amplify your positive impact on the planet** while positioning yourself for **personal gains** as Powur grows.

We're entering a game-changing moment, with our goal to multiply our business by ten already in motion through our **Enterprise Program**. This program unlocks massive opportunities by partnering with the long tail of residential solar contractors across the U.S.—a group representing 65% of the total market!

We've already secured **exclusive partnerships** with industry leaders **Hawaii Unified Industries** and **Prolux**, who are leveraging Powur's platform to fuel their growth. Together, these partnerships are expected to generate over **$350M in revenue** for Powur over the next three years.

Here's what Ryno Irwin, CEO of Hawaii Unified Industries, had to say: *"In the first 12 months of partnering with Powur, we doubled our sales, reduced overheads, and increased profits. This exclusive partnership is set to boost our sales by another 50% over the next three years."*

Click here to watch Ryno's full testimonial.

And here's what Nate Butterfield, CEO of Prolux, shared: *"With Powur's Enterprise platform, we've positioned ourselves for exponential growth. We're on track to 10x and dominate our market, with Powur backing our vision every step of the way."*

[Click here to learn more about our partnership with Prolux.]

Now, imagine what we could achieve with three, ten, fifty, or even 100 more partnerships like these. The growth potential is exponential, and as we expand, we want you to be part of this journey—continuing to support our mission while *positioning yourself for substantial personal rewards.*

With Powur poised to reach a $10 billion valuation within the next decade, this is your moment to invest in our growth and share in our future success.

Ready to seize this opportunity? Find all the details of our current offering, including exclusive perks, below.

BUTTON: **INVEST IN POWUR TODAY**

Thank you for believing in Powur and being part of our clean energy journey. Together, we'll continue leading the clean energy revolution, and you'll have the chance to benefit from our growth.

Jonathan Budd
Founder & CEO, Powur

SPANISH

Audiencia	*Todos los vendedores De: Jonathan Budd*
Línea de Tiempo y Cadencia	*10 de octubre*
Asunto:	*¡Multipliquemos Tu Impacto!*
Texto de pre encabezado:	*.Descubra nuevas formas de maximizar su contribución a un futuro más limpio.*
Responsable	*Leo*
Activos Adicionales Requeridos	


powur
WEFUNDER
www.WeFunder.com/Powur
Su oportunidad de invertir en un mañana más limpio

Hola [Powur Dueño de casa],

¿Por qué decidiste pasarte a la energía solar? Ya sea para ahorrar dinero o para tener un impacto positivo en el planeta, hoy te queremos ofrecer la oportunidad de **multiplicar esos resultados**.

Recientemente abrimos una nueva forma de participar en nuestra misión. Puedes **amplificar tu impacto positivo en el planeta** mientras te posicionas para obtener beneficios personales a medida que Powur sigue creciendo.

Estamos entrando en un momento decisivo en Powur. Tenemos el objetivo claro y ambicioso de **multiplicar nuestro negocio por diez** dentro de los próximos 24 a 36 meses. Y ya estamos encaminados a lograrlo a través de nuestro **Programa Empresarial**. Este programa está desbloqueando oportunidades masivas al asociarnos con contratistas residenciales de energía solar, un grupo que representa el 65% del mercado total en los Estados Unidos.

Ya hemos asegurado **asociaciones exclusivas** con líderes de la industria como **Hawaii Unified Industries** y **Prolux**, quienes están aprovechando la plataforma de Powur para impulsar su crecimiento. Juntas, estas asociaciones podrían generar más de **$350 millones en ingresos** para Powur en los próximos tres años.

Esto es lo que Ryno Irwin, CEO de Hawaii Unified Industries, dijo sobre asociarse con Powur:

"En los primeros 12 meses de nuestra alianza con Powur, duplicamos nuestras ventas, redujimos los gastos operativos y aumentamos nuestras ganancias. Esta asociación exclusiva impulsará nuestras ventas en otro 50% en los próximos tres años."

Haz clic aquí para ver el testimonio completo de Ryno.

Y esto es lo que Nate Butterfield, CEO de Prolux, comentó: *"Con la plataforma empresarial de Powur, nos hemos posicionado para un crecimiento exponencial. Estamos en camino de multiplicar nuestro negocio por 10 y dominar nuestro mercado, con Powur respaldando nuestra visión en cada paso del camino."*

Haz clic aquí para conocer más sobre nuestra alianza con Prolux.

Ahora, imagina lo que podríamos lograr con tres, diez, cincuenta o incluso 100 asociaciones más como estas. El potencial de crecimiento es exponencial, y a medida que seguimos expandiéndonos, queremos que tú seas parte de este viaje—apoyando nuestra misión y posicionándote para obtener grandes recompensas personales.

Con Powur posicionado para alcanzar una **valoración de $10 mil millones** en la próxima década, este es tu momento para invertir en nuestro crecimiento y ser parte de nuestro éxito futuro.

Encuentra a continuación todos los detalles de nuestra campaña actual, incluidos algunos beneficios exclusivos:

BOTÓN: INVIERTE EN POWUR HOY MISMO

Gracias por confiar en Powur y ser parte de nuestra misión. Juntos, estamos remodelando el futuro de la energía limpia y creando oportunidades increíbles para todos nosotros.

Jonathan Budd
Fundador y CEO, Powur

Email - October 10/11 - Shareholders Update on WeFunder page

Audience	*Shareholders/Investors*
Timeline & Cadence	*October 10th/11th*
Responsible	*Leo/Karissa*

Introducing COGS+: The Innovation That Will Drive Our Next Big Leap

Ready to ride the wave of Powur's explosive growth? We're shaking up the solar industry with some truly disruptive innovations that are going to put Powur at the top of the market in the coming years. And our newest breakthrough, *COGS+*, is the big move that's going to take us—and everyone involved with us—to the next level.

So, what exactly is COGS+?

COGS+ is a dynamic pricing model that uses advanced data science to predict and manage future cost changes. Sounds technical, but here's the big takeaway: it gives **more transparency and stability in pricing**. This means that sellers, build partners, and homeowners won't have to stress about unexpected cost jumps after the project's already in motion.

But *COGS+* isn't just about pricing—it's about **speeding up the whole solar installation process.** We're making it easier, faster, and more reliable from the moment you sign the contract to the day of installation. It's a smoother ride for everyone involved, whether you're adopting solar or working on the frontlines.

This isn't just a little improvement—this is a huge leap forward. *COGS+* puts Powur in a league of its own, empowering everyone in the solar game. And the best part? It means **we'll be more profitable with every sale, creating more value across the board.** That's how we grow. That's how we win—together.

Why should you invest in Powur right now?

Here's the thing: at Powur we're leading the way, constantly pushing the boundaries with disruptive innovations like *COGS+*. We're shaping the future of solar by solving the industry's biggest challenges, and every move we make positions Powur as a major force in the market.

That's why this moment is so exciting for potential investors. You have a rare opportunity to invest in Powur at a seriously discounted rate compared to our last fundraising round. And here's why that's such a big deal:

- We've come through the toughest times **stronger than ever**, with better fundamentals, more revenue per project, and higher margins.
- We're rolling out our Enterprise platform to larger contractors, which means **we're on track to become one of the top 3 residential solar companies in the world** within the next 2-3 years.
- **The timing is perfect**—interest rates are set to drop, demand for solar is about to skyrocket, and valuations across the industry are about to explode. And Powur? We're primed to lead that charge.

2025 is going to be a breakout year for solar, and we're confident that Powur is going to outperform the market by a mile. We're targeting $250 million in revenue, with even higher margins—and you can be part of it.

Don't miss this chance!

We're offering you the chance to invest in Powur at a $100 million valuation—just a few years ago, we sold equity at $225 million! This is your moment to jump in, right before the next big wave of growth hits. And we're not just talking about any growth—we're aiming for a 10x leap.

At Powur, we've always been about creating real wealth for our community. We want to make sure those who've believed in us get the biggest rewards as we enter the most exciting phase of our journey yet.

The future is bright, the timing is perfect, and we're ready to soar.

Join us, invest in Powur, and let's grow together!

SMS/Whatsapp/Public Social/Platform/PSA

Audience	
Date	
Phone Number	Seller Project Updates (858) 544-1400
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powur
WEFUNDER
Own the Future: Together, We're Building Powur's Next Chapter

Hello {% if customer.first_name %}{{ customer.first_name | capitalize }}, {% else %}Powur Shareholder,{% endif %}

Thank you for being an integral part of Powur's journey and mission. Your investment has helped us grow and achieve remarkable milestones, and today, we want to share an incredible opportunity to deepen your stake in Powur.

Right now, we're offering investors the chance to buy into Powur at a $100 million valuation. Just three years ago, we sold equity at a $225 million valuation. But here's the exciting part: today, Powur is stronger, more efficient, and better positioned to capture a larger piece of the solar market in every way.

Why the lower valuation? Over the past 18 months, the solar industry has faced rising interest rates and changes to net metering policies. These macroeconomic factors impacted consumer financing and demand, affecting the entire industry and leading to lower valuations across the board.

Despite these challenges, Powur has proven its resilience. We have maintained one of the strongest financial positions in the U.S. solar industry. Our efficiency and ability to innovate have driven significant improvements in core unit economics, and we're now positioned to grow even more profitably in the evolving solar + storage market.

Since 2019, we've revolutionized the solar industry with our COGS+ pricing model and platform designed to empower top solar professionals. By cutting out the middleman, offering industry-leading commissions, and providing the tools to grow, we've built the largest active network of solar sales professionals in the U.S.

Take a look at our revenue growth:


Powur Revenue Growth
$400
$300
$200
$100
$0
$2M
$8M
$96M
$188M
$328M
$359M
2018
2019
2020
2021
2022
2023
YEAR
(Audited Financials)

This remarkable growth has earned us recognition as one of **Inc. 5000's fastest-growing solar companies four years in a row.** Despite challenging times for this industry and a 2024 revenue decline, we've proven our resilience by thriving, innovating our product offerings, and adapting swiftly to the market. We believe **Powur is now poised to become a top 3 residential solar company.**

By investing more, you're supporting our mission to accelerate clean energy adoption and positioning yourself to benefit even more from our future success.

If you are interested in playing a bigger part, now is the time to head to our WeFunder page and lock in your spot for 2024. You can find all the details of our current offering, including special perks, below.

GROW YOUR POWUR EQUITY TODAY

Please share our campaign with friends and family or on social media, and let's continue to drive Powur higher up the solar industry leaderboards!

As always, thank you for your continued support. We have installed over 32,000+ systems in customers' homes across America, stopping over 3 billion pounds of CO2 from entering our atmosphere. We could not have done this without you! And the best part is, *we're just getting started.*

To our continued partnership!

Jonathan Budd

CEO & Founder

If you have questions or need help, don't hesitate to contact our support team!

2683 Via De La Valle, #G321, Del Mar, California, 92014

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